Exhibit 99.1

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made this 4th day of December, 2024,

BETWEEN:

VISIONARY HOLDINGS INC.,

a corporation incorporated under the laws of Ontario

(hereinafter referred to as the "**Vendor**")

- and -

SUNSHINE WHALE PATH E-COMMERCE CO., LTD.,

a corporation incorporated under the laws of Canada

(hereinafter referred to as the "**Purchaser**")

- and –

NEOCANAAN INVESTMENT CORPORATION,

a corporation incorporated under the laws of Canada

(hereinafter referred to as the "**Corporation**")

RECITALS:

1. The Corporation was incorporated under the *Canada Business Corporations Act* on May 26, 2020.
2. The authorized capital of the Corporation consists of an unlimited number of Class A Common Shares, Class B Common Shares and Class C Common Shares, of which only ONE HUNDRED (100) Class A Common Shares have been duly issued and are outstanding as fully paid and non-assessable.
3. The Corporation is the sole shareholder of Canada Animation Industry Group Inc. (the "**Subsidiary**").
4. As of December 4, 2024, the Corporation, together with the Subsidiary, has outstanding debts amounting to no less than CAD $22,600,000.00. These debts include, but are not limited to, the following:
    a. The loan from RBC with an outstanding principal amount and accrued interest, if any, totaling approximately CAD $16,400,000.00;
    b. The loan from Yanxiong Su with an outstanding principal amount and accrued interest, if any, totaling approximately CAD $5,000,000.00;
    c. HST arrears totaling approximately CAD $1,000,000.00; and
    d. Utility arrears totaling approximately CAD $200,000.00.

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5. On September 16 , 2024 , Avison Young provided an estimate of the fair market values of certain properties solely owned by the Corporation or its Subsidiary as follows : a. The property located at 260 Town Ce ntre Blvd, Markham , solely owned by the Corporation, was valued at approximately C AD $6,530 , 000.00; and b. The property located at 200 Town Centre Blvd , Markham , solely owned by the Subsidiary, was valued at approximately CAD $8,970,000.00. The combined fair market value of these two propertie s i s approximately CAD $15 , 500,000.00. 6. As of the date of thi s Agreement, the following i s a complete list of the is s ued and outstanding s hare s in the capital of the Corporation : VISIONARY HOLDINGS INC . I 00 Class A Common Shar es 7. The Purchaser wishes to purchase from the Vendor and the Vendor wi s hes to sell to th e Purch ase r One Hundred (100) Class A Common Share s in the capital of the Corporation (the "Purchased Shares") , repre se nting One Hundred Percent ( 100% ) of the entire intere s t of the Vendor in the capital of the Corporation, on tem 1 s and conditions as set forth in this Agreement . NOW THEREFORE in consideration of the premi ses, the mutual covenants and the agreements contained in thi s Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Vendor and Purcha se r covenant and agree as follows : I. Recitals true and correct. The foregoing recital s are true and correct. 2. Purchase and Sale . Subj ec t to the terms and conditions of this Agreement, the Vendor hereby sells , transfers and assigns to the Purchaser, and the Purchaser hereby purchases from the Vendor, all of the Vendor's right , title and intere s t in and to the Purcha se d Shares with effect as of the Closing Date and free and clear of any claim, pledge, lien, charge, encumbrance or security interests . 3. Purchase Price . The aggregate purchase price payable by the Purchaser to the Vendor for the Purch ase d Shares is $ 100 . 00 being $ 1 . 00 per share (the "Purchase Price " ) . 4. Payment of the Purchase Price . The Purchaser will pay the Purchase Price in full for the Purcha se d Shares to the Vendor on the Closing Date by cash, certified cheque, bank draft or wire transfer, or in such other manner as may be mutually agreed upon between the partie s . 5. Closing Date . Subject to the terms and conditions of thi s Agreement, the closin g of this transaction s hall take place on December 04 , 2024 (the "C losing Date") or on such earlier or later date and in such plac e as m ay be approved by all the partie s hereto . 6. Representations and Warranties of the Purchaser . The Purcha se r repre se nts and warrants to the Vendor as stated below and acknowledges that th e Vendor is relying on the accuracy of each such r e presentation and warranty in entering into this Agreement and completing the purcha se and sale contemplated h e rein : a. The Purcha se r ha s full power and authority to execute and d e liver this Agreement and to consummate th e transactions contemplated hereby . The execution and delivery of this Agreement and the consummation of the transaction s contemplated h e reby have been duly and validly authorized by the Purchaser . b. This Agreement has been duly and validly executed and delivered by the Purchaser and is a valid and legally binding agreement enforceable against the Purchaser in accordance w \ th its terms, 2 subjecl , o s to enforcement, lo bankruptcy, in s olvency a nd other laws affecting creditors' right s generally and to general principles of equity. c . The Purcha s er is p 11 rch 1111 ing the Purcha s ed Shore s ns principal for it s own account , and not on behalf of any olher person , for investment only ond not wilh o view to re s ale or di s tribution . 7. Ucprcscnt 11 llons nnd W 11 rrnnllu or the Vendor . The Vendor repre s ents and warrants to the Purchaser a s staled below ond acknowledge s thnl the Purchaser i s relying on 1 he accuracy of each s uch representation and warranty in entering inlo this Agreemenl and completing the purchase and sale contemplated herein : a. The Corporation i s still subsisting and hos not been dis s olved a s of the date of thi s Agr e ement . VISIONARY HOLDINGS INC . is the beneficial owner of record of the Purcha s ed Shares with a good and marketable title thereto, free of ony charge, mortgage, lien, pled g e , security intere s t or claim of any person whatsoever whether created by agreement , statute or otherwi s e by law . b. The Vendor has the full power and authority to execute and deliver thi s Agreement and to con s ummate the tran s actions contemplated hereby , and the execution and delivery of thi s A g reement and the consummation of the tran s actions contemplated hereby have been duly and validly authorized by the Vendor . e . This Agreement ho s been duly and validly executed and delivered by the Vendor and i s a valid and legally binding a g reement of the Vendor enforceable a g ain s t him or her in accordance with it s term s , subject, os to enforcement, to bankruptcy, insolvency and other law s affecting creditor s ' right s generally and to general principle s of equity . d . Neither the Vendor nor the Corporation i s a non - re s ident of Canada within the meanin g of the /11 c om e Tax A c t (Canada). 8. Covennnts by the Vendor . The Vendor cov e nants to the Purcha s er that it will do or cau s e to be done the following : a. Trnnsrcr of Purchased Shares On or before closing, the Vendor shall cau s e all neces s ary s tep s and corporate proceeding s to be taken to permit the Purchased shares to be duly and regularly transferred to the Purcha s er. b. Other Agr e ement At Clo s ing , the Vendor shall have executed and deliv e red such other documents as the Purcha s er may reasonably require lo effect the terms of this Agreement. 9. Survival of Warranties . The Representation s and warrantie s contained in thi s Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby shall survive the Closing of the sale and purcha s e of the Purchased shares provided h e rein and, not with s tanding such Clo s ing . shall continue in full force and effect . JO . Conditions precedent to the Purchaser's obligations . The obligation of the Purcha s er to complete the purcha s e of the Purchased Shares under this Agreem e nt s hall be subject to the satisfaction of or compliance with, on the Closing Date, each of the following conditions precedent : a. Truth and accuracy of repre s entations and warranties on the Closing Date . All of the written representations and warranties of the Vendor made in or pursuant to this Agreement shall be tme 3 and correct in all material respects as on the Closing Dale and with the same effect as if made at and as of the Closing Dale . b. The Vendor shall have complied with all the covenants and agreements herein agreed to be perfonned or caused lo be performed by them on or prior to the Closing Date . c. Delivery of documents al the Closing Dale : The Vendor shall have delivered the Purchaser the corpornle document attached hereto ns Schedule "A" . 11. Indemnity by the Vendor . The Vendor hereby covenants and agrees to indemnify and save harmless the Purchaser from any damages, losses , costs, reasonable legal costs (including co s ts on a solicitor - client basi s ) , liabilities or expen s es arising from any claims, demands, causes of action or prosecutions which may ari s e from or due to any incorrectness in or breach of any representation, warranty, or covenants of the Vendor contained in this Agreement . 12. Indemnity by the Purchaser . The Purchaser hereby covenants and agrees to indemnify and save harmless the Vendor from any damages, losses, costs, reasonable legal costs (including costs on a solicitor - client basis) , liabilities or expenses arising from any claims, demands, causes of action or prosecutions which may arise from or due to any incorrectness in or breach of any representation , warranty, or covenants of the Purchaser contained in this Agreement . 13. Joint Preparation of Agreement . Each party hereto personally participated in the preparation of this agreement . It must be construed as if the parties were joint authors and it will not be construed against one party as if that party or that party's lawyer were the sole or majority author of the agreement . No doctrine or rule of contra proferentum will be applied to the interpretation of this agreement . 14. Independent Legal Advice . Each party hereto acknowledges that its has had independent legal advice on this transaction . Each party further acknowledges that it has read this Agreement in its entirety and has full knowledge of its contents, and is entering into this Agreement voluntarily without any undue influence, fraud or coercion whatsoever . 15. Miscellaneous. a. Entire Agreement . This Agreement constitutes the entire agreement between the parties with respect to the matters contained therein and except as stated in it and in the instruments and documents to be executed and delivered, contains all the representations and warranties of the respective parties . There are no oral representations or warranties or collateral agreements between the parties of any kind relating to the subject - matter herein . This Agreement may not be amended or modified in any respect except by written instrument signed by both parties . b. Further Assurances . Each of the parties shall from time to time diligently take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the other such documents and further assurances as may, in the reasonable opinion of counsel for the other, be necessary or advisable to give effect to this Agreement . c. Governing law . This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein . The parties to this Agreement hereby irrevocably and unconditionally attorn to the jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom . d. Severability . In the event any provision of this Agreement, as amended from time - to - time shall be deemed invalid or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions of this Agreement shall remain in full force and effect . 4

e. lle 111 lln 1 ts , The di vision of thi s Agreement into orticlcs, sec tion s, paragraph s, s ubs ec tions and cluuscs 11 ml the insertion of heudings nrc for convenience of referen ce only and s h a ll n o t affect the c on s tni ction or interpretation of thi s A gree ment . f. Extended l \ le 1111 ln 1 t s , Unless otherwise s pecified , words i mporting th e si n g ul ar include the plur a l nm! vice versa and words importing gender include all genders . g. Cu11lt11ll1.cd Terms . Each cap itali ze d term ha s the meaning given to it in this Agreement. h. Assignment . Neither thi s Agreement nor any right s, remedie s, li ab ilities or obligations arising under it or by rea son of it sha ll be assignab le by any party without the prior written consent of the other parties . Subject theret o, thi s A g reement shall cnurc to the benefit o f and be binding on the parti es and their respective heir s, executors, administrators, per so n a l repre se ntative s, successors and permitted assigns . i. Currency. All refe rence s to sums of m o ney in thi s Agreement are deemed to be reference s to Canadian c urren cy . j. Wuiver . No party will be deemed to h av e waived the exerci se of any right that it holds under this Agreement unles s s uch waiver is m ade in writing . No waiver is m ade with respect t o any in sta nce invol vin g th e exercise of anysuch right will be deemed t o b e o waiver to any other in sta nce invo lving the right or with re spect to any other s uch right . k. Counterparts. Thi s Agr eeme nt 11nd any other r e lated d oc ument s may be executed in counterparts, each of w hich s hall be deemed nn o rigin a l nnd 1111 of which when tak e n together sha ll constitute one and the some in s trnm en t. Facsimile signature s hall be treated in all re spects as ha vi ng th e sa me effect ns nn original s ign a ture . Signnturc Page Follows s

IN WITNESS WHEREOF, each of the parties has executed this Agreement, as of the day first written above.

SIGNED, SEALED AND DELIVERED

In the presence of:

VISIONARY HOLDINGS INC. (Vendor)

Per: ______________________

Name: Fan Zhou

Title: Director

I have the authority to bind the corporation.

SUNSHINE WHALE PATH E-COMMERCE CO., LTD. (Purchaser)

Per: yeuchun shi

Name: Yue Chun Shi

Title: Director

I have the authority to bind the corporation.

NEOCANAAN INVESTMENT CORPORATION (Corporation)

Per: ______________________

Name: Xiyong Hou

Title: Director

I have the authority to bind the corporation.

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